October 22, 2007

Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	On2 Technologies, Inc. (the “Company”)
Registration Statement on Form S-4
File No. 333-145809
Filed on August 30, 2007

Dear Mr. Shuman:

This is in response to your comment letter to Matthew Frost dated September 25, 2007 with respect to the above-referenced filing. The Company is simultaneously filing Amendment No. 1 to Registration Statement No. 333-145809.

We have set forth below the comment in your letter of September 25, 2007 in italics with the Company’s responses to such comment.

Form S-4; Incorporation of Documents by Reference, page 55

1.	Please update this section to incorporate by reference the current report on Form 8-K filed June 19, 2007 and the current report on Form 8-K/A filed on August 31, 2007.

RESPONSE: We have revised the disclosure under “Incorporation of Documents by Reference” to include the current report on Form 8-K filed on June 19, 2007 and the current report on Form 8-K/A on August 31, 2007.

By copy of this letter, we are forwarding six marked copies of Amendment No. 1 to the Registration Statement on Form S-4 to Matthew Crispino of your office. If you have any questions, please contact Jason Scott at (704) 373-8862.

Sincerely, /s/ Jason H. Scott Jason H. Scott

cc:	Matthew C. Frost
Matthew Crispino